UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Mid Penn Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

59540G107

(CUSIP Number)

November 30, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*            The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons: Castle Creek Capital Partners VI, LP
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 706,901

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 706,901
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 706,901
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 4.5% (1)
12.	Type of Reporting Person (See Instructions): PN (Limited Partnership)

(1)	See Item 4.

1.	Name of Reporting Persons: Castle Creek Capital VI LLC
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 706,901

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 706,901
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 706,901
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 4.5% (1)
12.	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

(1)	See Item 4.

Item 1.	(a).	Name of Issuer: Mid Penn Bancorp, Inc.
	(b).	Address of Issuer’s Principal Executive Offices: 349 Union Street Millersburg, Pennsylvania 17061

Item 2(a).		Name of Person Filing: (i) Castle Creek Capital Partners VI, LP (ii) Castle Creek Capital VI LLC
Item 2(b).

Address of Principal Business Office:

(i)         Castle Creek Capital Partners VI, LP

11682 El Camino Real, Suite 320

San Diego, CA 92130

(ii)       Castle Creek Capital VI LLC

11682 El Camino Real, Suite 320

San Diego, CA 92130

Item 2(c).		Citizenship: (iii) Castle Creek Capital Partners VI, LP: Delaware (iv) Castle Creek Capital VI LLC: Delaware

Item 2(d).		Title of Class of Securities: Common Stock, par value $1.00
Item 2(e).		CUSIP Number: 59540G107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.
Item 4.	Ownership.
	(a)	Amount beneficially owned: 706,901 (1)

(b)

Percent of class:

4.5% (2)

(1) Castle Creek Capital Partners VI, LP (“Fund VI”), which was previously a stockholder of Riverview Financial Corporation (“Riverview”), became a stockholder of the Issuer upon the closing of the merger of Riverview with and into the Issuer, on November 30, 2021. Immediately following the closing of such merger, Fund VI owned 926,412 shares of the Issuer’s common stock, par value $1.00 per share (the “Common Stock”), which constituted approximately 5.8% of the Common Stock then outstanding. Following various recent open-market transactions, Fund VI now owns, beneficially and of record, the number of shares reported in this Schedule 13G.

(2) Based on the Quarterly Report on Form 10-Q filed by the Company with the SEC on November 4, 2022, there were 15,882,853 outstanding shares of the Company’s Common Stock as of October 28, 2022.

(c)	Number of shares as to which each Reporting Person has:
	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 706,901
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: 706,901

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof, the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.
Item 8.	Identification and Classification of Members of the Group.
Not Applicable.
Item 9.	Notice of Dissolution of Group.
Not Applicable.
Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2022

CASTLE CREEK CAPITAL PARTNERS VI, LP
	By:	/s/ John Pietrzak
	Name:	John Pietrzak
	Title:	Managing Principal
CASTLE CREEK CAPITAL VI LLC
	By:	/s/ John Pietrzak
	Name:	John Pietrzak
	Title:	Managing Principal

EXHIBIT LIST

Exhibit 99.1	Joint Filing Agreement, dated as of November 15, 2022, by and between Castle Creek Capital Partners VI, LP and Castle Creek Capital VI LLC.